CUSIP No. 439734104	SCHEDULE 13D	Page 1 of 21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)

HOPFED BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

439734104

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 269-1551

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 7, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 439734104	SCHEDULE 13D	Page 2 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 627,128
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 627,128
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 627,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 439734104	SCHEDULE 13D	Page 3 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 627,128
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 627,128
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 627,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 439734104	SCHEDULE 13D	Page 4 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) []
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 627,128
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 627,128
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 627,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 439734104	SCHEDULE 13D	Page 5 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 627,128
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 627,128
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 627,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 439734104	SCHEDULE 13D	Page 6 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 627,128
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 627,128
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 627,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 9.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 439734104	SCHEDULE 13D	Page 7 of 21

Item 1. Security and Issuer

This is the fourteenth amendment (this “Fourteenth Amendment”) to the original Schedule 13D, which was filed on February 25, 2013 (the “Original Schedule 13D”), and amended on March 19, 2013 (the “First Amendment”), on May 28, 2013 (the “Second Amendment”), on June 4, 2013 (the “Third Amendment”), on June 10, 2013 (the “Fourth Amendment”), on September 25, 2013 (the “Fifth Amendment”) on December 6, 2013 (the “Sixth Amendment”), on July 2, 2015 (the “Seventh Amendment”), on May 26, 2016 (the “Eighth Amendment”), on November 21, 2016 (the “Ninth Amendment”), on January 27, 2017 (the “Tenth Amendment”), on February 6, 2017 (the “Eleventh Amendment”), on May 1, 2017 (the “Twelfth Amendment”), and on May 5, 2017 (the “Thirteenth Amendment”). This Fourteenth Amendment is being filed jointly by Stilwell Activist Fund, L.P., a Delaware limited partnership (“Stilwell Activist Fund”); Stilwell Activist Investments, L.P., a Delaware limited partnership (“Stilwell Activist Investments”); Stilwell Associates, L.P., a Delaware limited partnership (“Stilwell Associates”); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”) and the general partner of Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates; and Joseph Stilwell, the managing member of and owner of Stilwell Value LLC. The filers of this statement are collectively referred to herein as the “Group.”

This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of HopFed Bancorp, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 4155 Lafayette Road, Hopkinsville, Kentucky 42240. The Amended Joint Filing Agreement of the members of the Group is attached as Exhibit 9 to the Eighth Amendment.

Item 2. Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates, in Joseph Stilwell’s capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates.

The business address of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.

The principal employment of Joseph Stilwell is investment management. Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and related partnerships.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule A attached hereto.

(f) Joseph Stilwell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Since we last reported purchased and sales of Common Stock (see the Thirteenth Amendment), Stilwell Activist Investments has expended a total of $284,200 to acquire 20,000 shares of Common Stock. Such funds were provided from Stilwell Activist Investments’ working capital and, from time to time, may be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

All purchases of shares of Common Stock made by the Group using funds borrowed from Fidelity Brokerage Services LLC or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker’s call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

CUSIP No. 439734104	SCHEDULE 13D	Page 8 of 21

Item 4. Purpose of Transaction

We are filing this Fourteenth Amendment to announce that our case in the Delaware Court of Chancery caused the removal of the Issuer's discriminatory bylaw, and, therefore, the court awarded us $610,312 for our attorneys' fees and expenses.  Furthermore, the Judge excoriated the Issuer's board of directors at the February 7, 2018 hearing. The full court transcript is attached as Exhibit 14 to this Fourteenth Amendment.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer’s assets is adequately reflected in the current market price of the Issuer’s Common Stock.

At the Issuer’s annual meeting on May 15, 2013, we nominated a director for the Board of Directors and strongly opposed the Issuer’s agreement to purchase Sumner Bank & Trust. Our nominee won by a two to one margin, and the proposed Sumner deal was subsequently terminated on August 23, 2013. On May 4, 2017, we sued the Issuer and the following current and former directors individually: John E. Peck, Michael L. Woolfolk, Harry Joseph Dempsey, Ted Kinsey, Steve Hunt, Clay Smith, Thomas I. Miller, Gilbert E. Lee, and Richard H. Perkins, in the Delaware Court of Chancery asking the Court to declare that the Issuer’s prejudicial bylaw was invalid and that the directors breached their fiduciary duties. On October 4, 2017, the Issuer announced it had amended the bylaw thus mooting that case. Subsequently, we filed a motion to recover our fees and expenses, which the Court granted in its entirety on February 7, 2018.

We intend to nominate a candidate (and an alternate candidate) to run for election as a director on the Issuer’s board at its 2018 annual meeting.

 Since 2000, members or affiliates of the Group have taken an ‘activist position’ in 64 other publicly-traded companies. Currently, members or affiliates of the Group file Schedule 13Ds to disclose greater than 5% positions only in SEC-reporting companies. For simplicity, these affiliates are referred to below as the “Group”, “we”, “us”, or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. Our actions are described below. We have categorized the descriptions of our actions with regard to the issuers based upon certain outcomes (whether or not, directly or indirectly, such outcomes resulted from the actions of the Group). Within each category the descriptions are listed in chronological order based upon the respective filing dates of the originally-filed Schedule 13Ds, or, in limited instances, the acquisition date of our 5% position of a non-reporting company.

I. After we asserted shareholder rights, the following issuers were sold or merged:

Security of Pennsylvania Financial Corp. (“SPN”) - We filed our original Schedule 13D to report our position on May 1, 2000. We scheduled a meeting with senior management to discuss ways to maximize the value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition.

Cameron Financial Corporation (“Cameron”) - We filed our original Schedule 13D to report our position on July 7, 2000. We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join the board, writing to other shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp.

Community Financial Corp. (“CFIC”) - We filed our original Schedule 13D to report our position on January 4, 2001, following CFIC’s announcement of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC’s management had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation.

Montgomery Financial Corporation (“Montgomery”) - We filed our original Schedule 13D to report our position on February 23, 2001. On April 20, 2001, we met with Montgomery’s management and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery was sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to limit the pool of potential nominees to local persons with a banking relation and to shorten the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired an investment banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

CUSIP No. 439734104	SCHEDULE 13D	Page 9 of 21

Community Bancshares, Inc. (“COMB”) - We filed our original Schedule 13D reporting our position on March 29, 2004. We disclosed that we intended to meet with COMB’s management and evaluate management’s progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB’s management had made progress, COMB’s return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. We also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation.

FedFirst Financial Corporation (“FFCO”) - We filed our original Schedule 13D reporting our position on September 24, 2010. After several meetings with management, FFCO completed a meaningful number of share repurchases, and on April 14, 2014, FFCO announced its sale to CB Financial Services, Inc.

SP Bancorp, Inc. (“SPBC”) - We filed our original Schedule 13D reporting our position on February 28, 2011. On August 9, 2013, we met with management and the chairman to assess the best way to maximize shareholder value. SPBC completed a meaningful number of share repurchases, and on May 5, 2014, SPBC announced its sale to Green Bancorp Inc.

TF Financial Corporation (“THRD”) - We filed our original Schedule 13D reporting our position on November 29, 2012. We met with the CEO and the chairman, encouraging them to focus only on accretive acquisitions and to repurchase shares up to book value. They subsequently did both. On June 4, 2014, THRD announced its sale to National Penn Bancshares, Inc.

Jefferson Bancshares, Inc. (“JFBI”) - We filed our original Schedule 13D reporting our position on April 8, 2013. Our shareholder proposal requesting the board seek outside assistance to maximize shareholder value through actions such as a sale or merger was defeated at JFBI’s 2013 annual meeting. We met with management and the board of directors and told them that we would seek board representation at JFBI’s 2014 annual meeting if JFBI did not announce its sale. JFBI announced its sale on January 23, 2014.

Fairmount Bancorp, Inc. (“FMTB”) - We filed our original Schedule 13D reporting our position on September 21, 2012. On February 25, 2014, we reported our intention to seek board representation at FMTB’s 2015 annual meeting if FMTB did not announce its sale. However, due to the appointment of our representative to another board in the local area, we were unable to nominate our representative at the 2015 election of FMTB directors. We reiterated our intent to seek board representation at the earliest possible time if FMTB was not sold. FMTB’s sale was announced on April 16, 2015.

Harvard Illinois Bancorp, Inc. (“HARI”) - We filed our original Schedule 13D reporting our position on April 1, 2011. In 2012, we nominated a director for election at HARI’s 2012 annual meeting and communicated our belief that HARI should merge with a stronger community bank. Our nominee was not elected, so we nominated a director at HARI’s 2013 annual meeting and stated our position that HARI should be sold. We communicated to stockholders our intent to run a nominee every year until elected, and we nominated a director at HARI’s 2014 annual meeting. Our nominee was not elected, so in April 2015, we began soliciting stockholder votes for our nominee for HARI’s 2015 annual meeting. On May 21, 2015, HARI announced the sale of its subsidiary bank to State Bank in Wonder Lake, IL. We subsequently withdrew our solicitation of proxies for the election of our nominee at HARI’s 2015 annual meeting. The sale of HARI’s subsidiary bank was completed on August 1, 2016. On August 10, 2016, we entered into a settlement agreement with HARI whereby two legacy board members stepped down, and we agreed not to seek board representation through 2017. HARI is implementing a plan of voluntary dissolution.

Eureka Financial Corp. (“EKFC”) - We filed our original Schedule 13D reporting our position on March 28, 2011. We encouraged EKFC to pay special dividends to shareholders and repurchase shares. Management and the board did both, and on September 3, 2015, EKFC announced its sale to NexTier, Inc.

United-American Savings Bank (“UASB”) - We filed our original Schedule 13D with the Federal Deposit Insurance Corporation reporting our position on May 20, 2013. We believe management and the board acted in good faith to position UASB to maximize shareholder value. After we encouraged them to sell, UASB announced its sale to Emclaire Financial Corp on December 30, 2015.

CUSIP No. 439734104	SCHEDULE 13D	Page 10 of 21

Polonia Bancorp, Inc. (“PBCP”) - We filed our original Schedule 13D reporting our position on November 23, 2012. After several conversations with the Chairman and CEO, we publicly called for PBCP's sale. On June 2, 2016, PBCP's sale to Prudential Bancorp, Inc. was announced.

Georgetown Bancorp, Inc. (“GTWN”) - We filed our original Schedule 13D reporting our position on July 23, 2012. We encouraged GTWN to maximize shareholder value through share repurchases, and we supported management and the board’s consistent efforts to do so. On October 6, 2016, GTWN announced its sale to Salem Five Bancorp.

Anchor Bancorp (“ANCB”) - We filed our original Schedule 13D reporting our position on May 7, 2012. We previously urged ANCB to maximize shareholder value by increasing share repurchases or selling the bank. We called for ANCB’s sale to the highest bidder on July 7, 2016. On August 29, 2016, we agreed not to seek board representation at the 2016 annual meeting in consideration of ANCB appointing Gordon Stephenson as a director. We believe the board has acted in good faith to maximize shareholder value through ANCB’s announced sale to Washington Federal, Inc. on April 11, 2017.

Wolverine Bancorp, Inc. (“WBKC”) - We filed our original Schedule 13D reporting our position on February 7, 2011. We encouraged WBKC to maximize shareholder value through share repurchases and payments of special dividends, and we supported management and the board’s consistent efforts to do so. On June 14, 2017, WBKC’s sale to Horizon Bancorp was announced.

First Federal of Northern Michigan Bancorp, Inc. (“FFNM”) - We filed our original Schedule 13D reporting our position on March 10, 2016. We believed FFNM was positioned to repurchase shares, and we urged management and the board to do so.  FFNM deregistered its shares of common stock effective in 2016. On January 16, 2018, FFNM’s sale to Mackinac Financial Corporation was announced.

Jacksonville Bancorp, Inc. (“JXSB”) - We filed our original Schedule 13D reporting our position on July 5, 2011. We supported JXSB’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends. On January 18, 2018, JXSB’s sale to CNB Bank Shares, Inc. was announced.

II. After we seated directors on the boards of the following issuers, the issuers were sold or merged:

HCB Bancshares, Inc. (“HCBB”) - We filed our original Schedule 13D reporting our position on June 14, 2001. On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve its financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired an investment banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc.

Oregon Trail Financial Corp. (“OTFC”) - We filed our original Schedule 13D reporting our position on December 15, 2000. In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our representative on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but OTFC refused to give it to us. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned OTFC. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC’s shareholders elected our candidate by a two-to-one margin. In the five months after the filing of our first proxy statement (i.e., from August 1 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce its current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw its lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger.

CUSIP No. 439734104	SCHEDULE 13D	Page 11 of 21

American Physicians Capital, Inc. (“ACAP”) - We filed our original Schedule 13D reporting our position on November 25, 2002. The Schedule 13D disclosed that on January 18, 2002, Michigan’s Insurance Department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its president and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new president and CEO.

On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Joseph Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our representatives remaining on ACAP’s board. On May 8, 2008, our representatives were re-elected to three-year terms expiring in 2011. Upon the passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company, and our shares were converted in a cash deal.

SCPIE Holdings Inc. (“SKP”) - We filed our original Schedule 13D reporting our position on January 19, 2006. We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP’s shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP’s directors were elected. Subsequently on December 14, 2006, SKP agreed to place Joseph Stilwell on its board. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved, and our shares were converted in a cash deal.

Colonial Financial Services, Inc. (“COBK”) - We filed our original Schedule 13D reporting our position on August 24, 2011. On December 18, 2013, we reached an agreement with COBK to have a director of our choice appointed to its board of directors. Our nominee, Corissa J. Briglia, joined COBK’s board of directors on March 25, 2014. On September 10, 2014, COBK announced its sale to Cape Bancorp, Inc., and the cash/stock deal was completed on April 1, 2015.

Naugatuck Valley Financial Corporation (“NVSL”) - We filed our original Schedule 13D reporting our position on July 11, 2011. On February 13, 2014, we reported our intention to seek board representation. On March 12, 2014, we reached an agreement with NVSL for our representative to join NVSL's board of directors and for NVSL not to seek approval for stock benefit plans. On June 4, 2015, NVSL announced its sale to Liberty Bank in Middletown, CT, and the cash deal was completed on January 15, 2016.

Fraternity Community Bancorp, Inc. (“FRTR”) - We filed our original Schedule 13D reporting our position on April 11, 2011. We reached an agreement with FRTR, and on November 18, 2014, our representative, Corissa J. Briglia, was appointed to the board of directors. On October 13, 2015, FRTR's sale was announced, and the cash deal was completed on May 13, 2016.

Delanco Bancorp, Inc. (“DLNO”) - We filed our original Schedule 13D reporting our position on October 28, 2013. We reached an agreement with DLNO, and in May 2017, our representative, Corissa J. Briglia, was appointed to the board of directors. On October 18, 2017, DLNO’s sale to First Bank was announced.

Sunshine Financial, Inc. (“SSNF”) - We filed our original Schedule 13D reporting our position on April 18, 2011. We reached an agreement with SSNF, and on February 5, 2016, our representative, Corissa J. Briglia, was appointed to the board of directors. On December 6, 2017, SSNF’s sale to The First Bancshares, Inc. was announced.

CUSIP No. 439734104	SCHEDULE 13D	Page 12 of 21

III. After we asserted shareholder rights, we believe the following issuers took steps to maximize shareholder value, and we subsequently exited our activist positions:

FPIC Insurance Group, Inc. (“FPIC”) - We filed our original Schedule 13D reporting our position on June 30, 2003. On August 12, 2003, Florida’s Insurance Department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board, and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC had taken steps to increase shareholder value, such as multiple share repurchases, and because its market price increased and reflected fair value in our estimation, we sold our shares in the open market, decreasing our holdings below 5%. Our nominee was invited to remain on the board.

Prudential Bancorp, Inc. of Pennsylvania (“PBIP”) - We filed our original Schedule 13D reporting our position on June 20, 2005. Most of PBIP’s shares were held by the Prudential Mutual Holding Company (the “MHC”), which was controlled by PBIP’s board. The MHC controlled most corporate decisions requiring a shareholder vote, such as the election of directors. However, regulations promulgated by the FDIC previously barred the MHC from voting on PBIP’s management stock benefit plans, and PBIP’s IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Joseph Stilwell on PBIP’s board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on management’s nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the management stock benefit plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the “Fed”) about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC’s position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP’s directors at the 2007 annual meeting. At the meeting, 75% of PBIP’s voting public shares were withheld. Also during the annual meeting, PBIP’s President and Chief Executive Officer was unable to state the meaning of per share return on equity despite Mr. Stilwell’s holding up a $10,000 check for the charity of the CEO’s choice if he could promptly answer the question. On March 7, 2007, we disclosed that we were publicizing the results of PBIP’s elections and its directors’ unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP’s directors at the 2008 annual meeting. At the 2008 annual meeting, an average of 77% of PBIP’s voting public shares withheld their votes. Excluding shares held in PBIP’s ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the management stock benefit plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial, which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court’s August 15, 2007, order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP’s management stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management; and in exchange, PBIP agreed, subject to certain conditions, to repurchase up to three million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time.

CUSIP No. 439734104	SCHEDULE 13D	Page 13 of 21

On March 5, 2010, we reported that our ownership in PBIP had dropped below 5% as a result of open market sales and sales of common stock to PBIP.

Roma Financial Corp. (“ROMA”) - We filed our original Schedule 13D reporting our position on July 27, 2006. Prior to its acquisition by Investors Bancorp, Inc., in December 2013, nearly 70% of ROMA’s shares were held by a mutual holding company controlled by ROMA’s board. In April 2007, we engaged in a proxy solicitation at ROMA’s first annual meeting, urging shareholders to withhold their vote from management’s slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management’s prompt implementation of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting. In our estimation, ROMA’s market price increased and reflected fair value, and we sold our shares in the open market.

First Savings Financial Group, Inc. (“FSFG”) - We filed our original Schedule 13D reporting our position on December 29, 2008. We met with management, after which FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5%.

Alliance Bancorp, Inc. of Pennsylvania (“ALLB”) - We filed our original Schedule 13D reporting our position on March 12, 2009. When we announced our reporting position, a majority of ALLB’s shares were held by a mutual holding company controlled by ALLB’s board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB would do well if management focused on profitability. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, ALLB’s market price increased and reflected fair value; on November 21, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Standard Financial Corp. (“STND”) - We filed our original Schedule 13D reporting our position on October 18, 2010. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, STND’s market price increased and reflected fair value; on March 19, 2013, we disclosed that we sold our shares in the open market, decreasing our holdings below 5%.

Home Federal Bancorp, Inc. of Louisiana (“HFBL”) - We filed our original Schedule 13D reporting our position on January 3, 2011. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, HFBL’s market price increased and reflected fair value; on February 7, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

ASB Bancorp, Inc. (“ASBB”) - We filed our original Schedule 13D reporting our position on October 24, 2011. On August 23, 2013, we met with management to assess the best way to maximize shareholder value. We believe management and the board acted in good faith by cleaning up non-performing assets and repurchasing shares, and ASBB’s market price increased to reflect fair value. On July 18, 2014, we disclosed that we sold our shares to ASBB.

United Insurance Holdings Corp. (“UIHC”) - We filed our original Schedule 13D reporting our position on September 29, 2011. On December 17, 2012, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

United Community Bancorp (“UCBA”) - We filed our original Schedule 13D reporting our position on January 22, 2013. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, UCBA’s market price increased to reflect fair value; on November 9, 2015, we disclosed that we sold shares to UCBA, decreasing our holdings below 5%.

West End Indiana Bancshares, Inc. (“WEIN”) - We filed our original Schedule 13D reporting our position on January 19, 2012. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, WEIN’s market price increased to reflect fair value; on November 12, 2015, we disclosed that we sold our shares in the open market.

CUSIP No. 439734104	SCHEDULE 13D	Page 14 of 21

First Financial Northwest, Inc. (“FFNW”) – We filed our original Schedule 13D reporting our position on September 12, 2011. At the Company’s 2012 annual meeting, we solicited an overwhelming majority of shareholder votes for our nominee based on our position that Victor Karpiak (then Chairman and CEO) should be removed from the Company and board. After the Company pushed to have our votes invalidated, we sued to enforce our rights. In 2013, we settled with the Company. Our nominee, Kevin Padrick, was seated on the board, and Mr. Karpiak resigned as Chairman. The board later replaced Mr. Karpiak as CEO. We filed two additional lawsuits arising from the invalidation of our votes at the 2012 election, both of which we settled.

Since 2013, we believed management and the board acted in good faith by cleaning up non-performing assets and reaching a moderate level of profitability, and they maximized shareholder value by repurchasing in excess of 40% of FFNW’s shares. In our estimation, FFNW’s market price increased to reflect fair value; on October 11, 2016, we disclosed that we sold our shares in the open market. Kevin Padrick continued to serve on the board.

Alamogordo Financial Corp. (“ALMG”) - We filed our original Schedule 13D reporting our position on May 11, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 7, 2016, ALMG announced and later completed a second-step conversion which we believe maximized shareholder value. On October 14, 2016, we disclosed that we sold shares of the converted Company, Bancorp 34, Inc., in the open market, decreasing our holdings below 5%.

William Penn Bancorp, Inc. (“WMPN”) - We filed our original Schedule 13D reporting our position on May 23, 2008. A majority of WMPN’s shares are held by a mutual holding company controlled by WMPN’s board. We met with management and the board to explain our views on proper capital allocation and following the financial crisis, we continued to urge WMPN to take the steps necessary to maximize shareholder value. On December 3, 2014, WMPN announced and subsequently completed its plan to repurchase 10% of its shares outstanding and further completed several additional share repurchases. We believe management and the board acted in good faith to maximize shareholder value through shareholder-friendly capital allocation; on April 11, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Malvern Bancorp, Inc. (“MLVF”) - We filed our original Schedule 13D reporting our position on May 30, 2008. When we announced our reporting position, a majority of MLVF’s shares were held by a mutual holding company controlled by MLVF’s board. On October 26, 2010, we demanded that MLVF pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF’s directors in Chester County, Pennsylvania, demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion. On November 9, 2011, Judge Howard F. Riley Jr. overruled the director defendants’ preliminary objections to the derivative lawsuit.

On January 17, 2012, MLVF announced its intention to undertake a second step conversion and we withdrew the lawsuit. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of Malvern Bancorp, Inc. On September 5, 2013, we notified MLVF of our intention to nominate John P. O’Grady for election as a director at its 2014 annual meeting, but we later reached an agreement with MLVF for Mr. O’Grady to join its board of directors and executed a standstill agreement. Subsequently, MLVF’s long-standing CEO resigned, its chairman of the board stepped down and several directors resigned from the board of directors. On November 25, 2014, we terminated our standstill agreement with MLVF, including the agreement’s performance targets. John P. O’Grady continued to serve as an independent director on the board but no longer as our nominee.

After meeting with the new CEO and the new chairman of the board, we believed that management and the board of directors were focused on maximizing shareholder value and were successful in doing so. On December 7, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

FSB Community Bankshares, Inc. (“FSBC”) - We filed our original Schedule 13D reporting our position on October 26, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 3, 2016, FSBC announced and later completed a second-step conversion which we believe maximized shareholder value. On December 9, 2016, we disclosed that we sold shares of the converted Company, FSB Bancorp, Inc., in the open market, decreasing our holdings below 5%.

Pinnacle Bancshares, Inc. (“PCLB”) - We filed our original Schedule 13D reporting our position on September 23, 2014. On November 14, 2014, PCLB announced the continuation of its share repurchase plan and announced a new repurchase plan on May 25, 2016. We believe management and the board acted in good faith to maximize shareholder value through multiple share repurchases. On December 13, 2016, we disclosed that we sold our shares in the open market.

CUSIP No. 439734104	SCHEDULE 13D	Page 15 of 21

Sugar Creek Financial Corp. (“SUGR”) - We filed our original Schedule 13D reporting our position on April 21, 2014. We believe management and the board acted in good faith to maximize shareholder value through share repurchases. In our estimation, SUGR’s market price increased to reflect fair value; on July 28, 2017, we disclosed that we sold our shares in the open market.

Provident Financial Holdings, Inc. (“PROV”) - We filed our original Schedule 13D reporting our position on October 7, 2011. We supported PROV’s consistent efforts to maximize shareholder value through a meaningful number of share repurchases. In our estimation, PROV’s market price increased and reflected fair value; on September 25, 2017, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

IV. After successfully seeking board representation, we seated a director who currently serves on the board of the following issuers:

Kingsway Financial Services Inc. (“KFS”) - We filed our original Schedule 13D reporting our position on November 7, 2008. We requested a meeting with its CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, Larry G. Swets, Jr., and our other nominee was elected chairman of the board. In addition, the CEO and CFO were fired for incompetence and insubordination.

By November 3, 2009, all of the legacy directors had resigned from the board. On May 27, 2010, Mr. Stilwell and the Group’s other representative were re-elected to the board. On June 1, 2010, Mr. Swets was appointed CEO. During the time the Group has had board representation, KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks.

Poage Bankshares, Inc. (“PBSK”) - We filed our original Schedule 13D reporting our position on September 23, 2011. We believed PBSK's board was not focused on maximizing shareholder value and nominated a director for election at PBSK's 2014 annual meeting. Our nominee was not elected, so we nominated a director at PBSK's 2015 annual meeting. On July 21, 2015, our nominee, Stephen S. Burchett, was elected as a director with a mandate to maximize shareholder value. Subsequently, the CEO left the company. We believe management and the board are acting in good faith to maximize shareholder value.

V. We hope to work with management and the boards of the following issuers:

Sound Financial, Inc. (“SFBC”) – We filed our original Schedule 13D reporting our position on November 21, 2011. We urged management and the board to pursue a second step conversion. On August 22, 2012, Sound Financial Bancorp, Inc. (“SFBC”) announced completion of its second step conversion and our shares of SNFL were converted into shares of SFBC. We support SFBC’s consistent efforts to maximize shareholder value.

IF Bancorp, Inc. (“IROQ”) - We filed our original Schedule 13D reporting our position on March 5, 2012. We believe IROQ is positioned to consistently repurchase its shares, and we have urged management and the board to do so. We believe IROQ must increase its rate of share repurchases while the shares remain below book value.

Hamilton Bancorp, Inc. (“HBK”) - We filed our original Schedule 13D reporting our position on October 22, 2012. We believe HBK's acquisition of FMTB and FRTR is in the best interest of shareholders.

Carroll Bancorp, Inc. (“CROL”) - We filed our original Schedule 13D reporting our position on March 17, 2014. We are evaluating management and the board’s actions regarding maximizing shareholder value. CROL deregistered its shares of common stock effective in 2017.

Central Federal Bancshares, Inc. (“CFDB”) - We filed our original Schedule 13D reporting our position on January 25, 2016. We will urge management and the board to repurchase shares as soon as CFDB is permitted.

CUSIP No. 439734104	SCHEDULE 13D	Page 16 of 21

First Advantage Bancorp (“FABK”) - We filed our original Schedule 13D reporting our position on March 20, 2017. We believe management and the board will act in good faith to maximize shareholder value over the long term. FABK deregistered its shares of common stock effective in 2013.

CIB Marine Bancshares, Inc. (“CIBH”) – We believe management and the board are acting in good faith to maximize shareholder value. CIBH deregistered its shares of common stock effective in 2012.

West Town Bancorp, Inc. (“WTWB”) – We believe management and the board are acting in good faith to maximize shareholder value. WTWB deregistered its shares of common stock effective in 2003.

Alcentra Capital Corp (“ABDC”) - We filed our original Schedule 13D reporting our position on December 28, 2017.  We encourage ABDC to repurchase shares and hope to work with its current board and management.

VI. We intend to gain board representation and work to maximize shareholder value at the following issuers:

Wayne Savings Bancshares, Inc. ("WAYN") - We filed our original Schedule 13D reporting our position on October 8, 2010. In 2014, we supported H. Stewart Fitz Gibbon III's appointment as CEO and as a director on the board. We believed management and the board were acting in good faith to position WAYN to maximize shareholder value. When the board announced Mr. Fitz Gibbon's unexplained resignation on December 20, 2016, we nominated a director for election at WAYN's 2017 annual meeting. We lost by a narrow margin.

On December 26, 2017, we announced our nominee and alternate nominee for WAYN's 2018 election of directors. We believe there have been multiple suitors interested in acquiring WAYN, and that the board has a duty to evaluate strategic alternatives to maximize shareholder value.

Wheeler Real Estate Investment Trust, Inc. (“WHLR”) - We filed our original Schedule 13D reporting our position on July 3, 2017. On December 4, 2017, we announced our nominees and alternate nominee for WHLR’s 2018 election of directors. On January 17, 2018, we called for Jon Wheeler’s removal from WHLR, and he was fired by the board on January 29, 2018.

VII. We believe the following issuer should be sold:

MB Bancorp, Inc. (“MBCQ”) - We filed our original Schedule 13D reporting our position on January 9, 2015. We urged management and the board to repurchase shares and on March 30, 2016, MBCQ announced and subsequently completed its plan to repurchase an initial 10% of its shares outstanding. We urged management and the board to complete the existing 5% share repurchase plan and put MBCQ up for sale when permitted in January 2018.

Ben Franklin Financial, Inc. (“BFFI”) - We filed our original Schedule 13D reporting our position on February 9, 2015. We urged management and the board to repurchase shares as soon as BFFI was permitted. We now believe BFFI should be sold.

VIII. We believe the following issuers should complete a second-step conversion or be sold:

NorthEast Community Bancorp, Inc. (“NECB”) - We filed our original Schedule 13D reporting our position on November 5, 2007. A majority of NECB’s shares are held by a mutual holding company controlled by NECB’s board. We opposed the grant of an equity incentive plan for the NECB board, and to this day, the board and management have not received such a plan. In July of 2010, we delivered a written demand to NECB demanding to inspect its shareholder list, but NECB refused to supply us with the list. We sued NECB in federal court in New York seeking an order compelling compliance. In August of 2010, NECB produced the list of shareholders to us. In the fall of 2011, we sent a letter to NECB’s board of directors demanding that NECB expand the board with disinterested directors to consider a second step conversion. In October of 2011, we filed a lawsuit in New York state court against NECB, the mutual holding company, and their boards of directors, personally and derivatively, for breach of fiduciary duty arising out of failure to fairly consider a second step conversion and alleging conflict of interest. During the course of a protracted litigation, we deposed every named director including a former director. Although the New York trial court judge agreed with us in partially granting our motion for summary judgment and finding that upon trial the defendants would bear the burden of the entire fairness standard, the First Department reversed on other grounds; the New York Court of Appeals declined to hear our appeal. NECB deregistered its shares of common stock effective in 2016.

CUSIP No. 439734104	SCHEDULE 13D	Page 17 of 21

Seneca-Cayuga Bancorp, Inc. (“SCAY”) - We filed our original Schedule 13D reporting our position on September 15, 2014. SCAY deregistered its shares of common stock effective in 2009. We believed SCAY was positioned to provide meaningful returns to its shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. We encouraged management and the board to choose the path that would maximize shareholder value, but they chose neither path. On January 29, 2018, we served a letter to the board demanding that SCAY undertake a second-step conversion.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 6,637,771, reported as of December 31, 2017, in Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 26, 2018. The purchases and sales of Common Stock reported in this item, if any, were made in open-market transactions.

(A)	Stilwell Activist Fund

(a)	Aggregate number of shares beneficially owned: 627,128

Percentage: 9.4%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 627,128

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 627,128

(c)	Stilwell Activist Fund has not purchased or sold shares of Common Stock in the past 60 days.

(d) Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Fund with regard to those shares of Common Stock.

(B)	Stilwell Activist Investments

(a)	Aggregate number of shares beneficially owned: 627,128

Percentage: 9.4%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 627,128

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 627,128

(c)	Within the past 60 days, Stilwell Activist Investments purchased shares of Common Stock as follows:

Date	Number of Shares Purchased	Price Per Share	Total Purchase Price
12/28/2017	20,000	$14.21	$284,200

(d)       Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Investments, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments with regard to those shares of Common Stock.

CUSIP No. 439734104	SCHEDULE 13D	Page 18 of 21

(C)	Stilwell Associates

(a)	Aggregate number of shares beneficially owned: 627,128

Percentage: 9.4%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 627,128

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 627,128

(c)	Within the past 60 days, Stilwell Associates sold shares of Common Stock as follows:

Date	Number of Shares Purchased	Price Per Share	Total Purchase Price
12/28/2017	20,000	$14.21	$284,200

(d)       Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(D)	Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 627,128

Percentage: 9.4%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 627,128

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 627,128

(c)	Stilwell Value LLC has made no purchases of shares of Common Stock.

(d) Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates.

(E)	Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 627,128

Percentage: 9.4%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 627,128

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 627,128

(c)	Joseph Stilwell has made no purchases of shares of Common Stock.

CUSIP No. 439734104	SCHEDULE 13D	Page 19 of 21

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Amended Joint Filing Agreement filed as Exhibit 9 to the Eighth Amendment and the Stock Option Agreement filed with the First Amendment as Exhibit 4, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates; and Joseph Stilwell, in his capacity as the managing member and owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated February 25, 2013, filed with the Original Schedule 13D
2	Nominee Agreement dated March 18, 2013, with nominee Robert Bolton, filed with the First Amendment
3	Nominee Agreement dated March 18, 2013, with alternate nominee, filed with the First Amendment
4	Stock Option Agreement dated March 18, 2013, with nominee Robert Bolton, filed with the First Amendment
5	Amended Joint Filing Agreement, dated June 4, 2013, filed with the Third Amendment
6	Letter to Named Directors of HopFed Bancorp, Inc., dated June 5, 2013, filed with the Fourth Amendment
7	Amended Joint Filing Agreement, dated July 2, 2014, filed with the Seventh Amendment
8	Letter to the Shareholders of HopFed Bancorp, Inc., dated May 26, 2016, filed with the Eighth Amendment
9	Amended Joint Filing Agreement, dated May 26, 2016, filed with the Eighth Amendment
10	Letter to the Chief Executive Officer of HopFed Bancorp, Inc., dated November 21, 2016, filed with the Ninth Amendment
11	Letter to Named Directors of HopFed Bancorp, Inc., dated January 27, 2017, filed with the Tenth Amendment
12	Letter to the Chief Executive Officer of HopFed Bancorp, Inc., dated February 6, 2017, filed with the Eleventh Amendment
13 14

Letter to the Stockholders of HopFed Bancorp, Inc., dated May 1, 2017, filed with the Twelfth Amendment

Court transcript of the Rulings of the Delaware Court of Chancery from Oral Argument on Plaintiffs’ Motion for Attorneys’ Fees and Expenses, dated February 7, 2018

CUSIP No. 439734104	SCHEDULE 13D	Page 20 of 21

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2018

STILWELL ACTIVIST FUND, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL VALUE LLC

/s/ Megan Parisi
By:	Megan Parisi
Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
Joseph Stilwell

*/s/ Megan Parisi

Megan Parisi

Attorney-In-Fact

CUSIP No. 439734104	SCHEDULE 13D	Page 21 of 21

Exhibit 14

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STILWELL ASSOCIATES, L.P.,	:
a Delaware limited partnership,	:
STILWELL ACTIVIST FUND, L.P.,	:
a Delaware limited partnership,	:
and STILWELL ACTIVIST INVESTMENTS,	:
L.P., a Delaware limited	:
partnership,	:
:
Plaintiffs,	:
:
v	:	Civil Action
	:	No. 2017-0343-JTL
HOPFED BANCORP, INC., a Delaware	:
corporation, JOHN E. PECK, MICHAEL	:
L. WOOLFOLK, HARRY JOSEPH DEMPSEY,	:
TED KINSEY, STEVE HUNT, CLAY	:
SMITH, THOMAS I. MILLER, GILBERT	:
E. LEE, and RICHARD H. PERKINS,	:
:
Defendants.	:

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Chancery Courtroom No. 12B
Leonard L. Williams Justice Center
500 North King Street
Wilmington, Delaware
Wednesday, February 7, 2018
2:01 p.m.

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BEFORE:      HON. J. TRAVIS LASTER, Vice Chancellor.

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RULINGS OF THE COURT FROM ORAL ARGUMENT ON PLAINTIFFS'

MOTION FOR ATTORNEYS' FEES AND EXPENSES

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CHANCERY COURT REPORTERS

Leonard L. Williams Justice Center

500 North King Street - Suite 11400

Wilmington, Delaware 19801

(302) 255-0524

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APPEARANCES:

JOHN M. SEAMAN, ESQ.

Abrams & Bayliss LLP

-and-

THOMAS J. FLEMING, ESQ.

of the New York Bar

Olshan Frome Wolosky LLP

for Plaintiffs

BARRY M. KLAYMAN, ESQ.

Cozen O'Connor

-and-

JEFFREY G. WEIL, ESQ.

PETER M. RYAN, ESQ.

of the Pennsylvania Bar

Cozen O'Connor

for Defendants

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CHANCERY COURT REPORTERS

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oOo

THE COURT: We're here on the motion for attorneys' fees and expenses in Stilwell Associates versus HopFed Bancorp, which is C.A. No. 2017-0343-JTL. I am granting the motion in its entirety, and I will give you my reasons why.

The general rule is that plaintiffs' counsel is entitled to a fee when its claims are mooted by defendants' actions during litigation if the litigation was meritorious when filed, if the action mooting the litigation produced benefits, and if there is a causal relationship between the litigation and the action that produced the benefits. That's the Delaware Supreme Court speaking in the Dover Historical Society case from 2006.

This litigation was certainly meritorious when filed. The standard for that is really whether it can survive a motion to dismiss. This could and would have met that standard had I reached the point of actually issuing a decision.

I do agree with Mr. Weil that it is helpful in understanding both the meritoriousness of the case as well as the scope of the benefits to take into account the larger context of people's actions.

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So here what we had was a lawsuit brought by common stockholders who were funds affiliated with Stilwell Value LLC and its principal, Joseph Stilwell. They were long-standing stockholders and had been the company's largest stockholders for many years. In 2013 they nominated a gentleman named Robert Bolton as a candidate to serve on the board, and Mr. Bolton successfully replaced an incumbent director. Regrettably, the record reflects that what ensued was a rather childish series of actions by the board that really should have been embarrassing to them. The board marginalized Bolton through a series of actions during his tenure. These actions included things as childish as name-calling, denials of information, and other arbitrary and discriminatory treatment.

Now, the Ryan affidavit that was submitted in connection with the motion suggests that Joseph Stilwell may have engaged in some crass and boorish behavior as well and perhaps didn't use the type of language that should be used in a boardroom or in business meetings or with any type of sophisticated company. Maybe that's true. It is certainly the case that New York hedge fund managers can be brash and tend to write letters that are aggressive and sometimes even deemed insulting by their recipients.

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But someone has to be the adult in the room. Under Delaware law, the people who are supposed to be adults are the fiduciaries for the company. The people who are the fiduciaries for the company are its board of directors. They are the people who, under Section 141(a), are given the statutory authority to oversee the business and affairs of the company.

Here, instead of being adults and taking a principled position, they got down in the dirt and made mud pies. After news broke in August 2014 of an SEC investigation into Stilwell, the board adopted what, to my eye, was a truly flabbergasting amendment to the company's bylaws that had the effect of disenfranchising entire classes of stockholders from nominating or supporting otherwise qualified candidates. At the same time, the board used corporate funds to repurchase stock at a premium from the second largest outside stockholder. Perhaps that was legitimate. Perhaps it wasn't. It is at least facially potentially entrenching. It is facially consistent with greenmail. When you view it in the context of the adoption of the bylaw, it's troubling. At the same time, the board used shares to establish a new voting bloc under the control of the insiders through the creation of an ESOP that was funded with 600,000 shares and which would be able to vote all of the shares in the ESOP regardless of the degree to which they had actually been distributed to participants.

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There was also boardroom conduct that, again, if there had been a degree of self-awareness involved, should have been embarrassing to the people doing this. That a committee that saw its role as reprising the House Committee on Un-American Activities. Here it was perhaps the HopFed committee on undirector-like activities. In any event, the directors decided to conduct an inquisition into Mr. Bolton.

Mr. Bolton was not Mr. Stilwell. Mr. Bolton was a director on the board, and yet the board adopted what appears to have been this in-group/out-group approach to Mr. Bolton more reminiscent of the Stanford prison experiment than perhaps anything else. Where were the adults in the room when this was happening?

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Then we had the response to the Section 220. To force two people to travel to Kentucky, to put them in a room with a card table and some chairs, give them binders of documents, and then say "copy them yourselves on the copier," is discourteous, disrespectful, and unnecessary. It is inconsistent with how anyone actually handles 220 demands and the production of records pursuant to 220. It's essentially a gratuitous power trip by the incumbents to attempt to show a party they believe to be their adversary who is really in control.

So then we get to this litigation. The plaintiffs challenged the bylaw on multiple grounds, one of which was a facial challenge. Other challenges were that the bylaw had been adopted in bad faith out of animosity to Stilwell, and that although it was facially neutral, it was discriminatory in effect and could be applied in a discriminatory fashion, like the old reading tests. We had one of those here in Delaware. It was a book called the Story of the Law. A committee of the Delaware Bar would expect all candidates to read it. This is long before my time. But if you were a candidate that was deemed suitable, you would be asked a nice, easy softball question about the Story of the Law. If you were a candidate who was deemed unsuitable, then you would have to remember some inscrutable detail.

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So the rule was facially neutral. Everyone had to answer questions about the Story of the Law. The effect was discriminatory. That's what this bylaw was. It was facially neutral, and discriminatory in effect.

Then we got to the motion to dismiss. I've mentioned this a couple times because I reread the transcript because I wanted to make sure that I wasn't misremembering this hearing, that it hadn't grown in my memory beyond what actually had happened. But basically I got treated to the type of double-talk that Mr. Bolton and Stilwell had been treated with in terms of their relations with the company. In other words, I would ask counsel a straightforward question about what the position was on this bylaw, and I would get back an incomprehensible answer full of weasel words and outs. I read through all 127 pages -- I think it was 127 pages. It might have been 125. 124 substantive pages. The certificate is on page 125.

We then got to the characterizations of the complaint for purposes of discovery where I was told that the complaint only asserted a facial challenge, when it was written in black and white that the complaint did not just assert a facial challenge. It asserted a facial challenge, and then it asserted as-applied challenges.

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When I am getting that type of treatment in terms of how people use the English language and how people respond to straightforward questions, it at least contributes to an impression of how the clients may be intending to use language and how they have treated people and acted in terms of the events leading up to the litigation.

Now, I thought the real question coming out of that hearing, the interesting question was less whether the complaint was meritorious when filed and more whether the facial challenge could be decided as a matter of law, because the language of the bylaw was so overbroad in terms of its disenfranchising effect, that it really could have been -- it certainly stated a claim for unreasonableness. The question was whether you could go further and say, as a matter of law, this is unreasonable.

Again, given this history of behavior in its totality -- and to be fair, I actually didn't know about the 220 stuff at the time. The 220 stuff fits the overall pattern of what I knew about at the time, but I didn't know about the 220 gamesmanship at the time. But the overall pattern of what people were doing and when supported a very strong inference of bad faith and entrenchment and disloyalty.

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So this complaint was definitely meritorious when filed.

So then 36 days later, I'm told -- in my more pedestrian understanding of time, that's a little over a month -- a little over a month later we had the mooting. I remember it because I was working away on the decision, and it was actually nice not to have to finish the decision. I did appreciate that. I probably had about 50 percent of my work in on the decision, and so it was nice not to have to do the other 50 percent. I appreciate that. But, still, that was five weeks later. It was at that point the defendants adopted an amended bylaw that addressed the most significant facial problems with the bylaw.

So far we have satisfaction of the requirement that the litigation be meritorious when filed. We have satisfaction of there actually being a mooting event.

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Now let's talk about the causal connection between the mooting event and the litigation. I guess the primary theory that has been advanced today is that the driving event was not the litigation but somehow me. Let's look around. I'm a court. I'm only here because of the litigation. I am not some free radical actor floating around like a superhero descending and vindicating people's voting rights. There was a litigation that was filed not by me but by the plaintiffs. There were arguments made and claims asserted in the litigation by the plaintiffs because that's how you litigate. There were positions taken by the defendants that the plaintiffs then responded to. There were efforts made by me during a hearing to understand those positions. Again, not because Laster goes around getting into people's business, but because this is a court and this is where the litigation was taking place.

So to say, as you are now saying, that this was not because of anything the plaintiffs did but really because of the hearing you had with me actually concedes the core point, which is this was because of the litigation.

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Now let's move to the more nuanced idea that, really, the clock should stop after you had the hearing with me and nothing after that played any causal role. Again, that's convenient to say now; but if you meant it at the time, you could have said to the other side, "We are going to moot this. You need not continue litigating towards an expedited trial. We are going to take this off the table." You didn't.

What I think we have is a pattern in which people were only going to respond to the actual threat of the plaintiffs going the distance. In other words, if all you had was the hearing and then no further events after that, like a trial that people were working towards, I doubt anything would have happened 36 days afterwards. I think you guys would have strung this out as long as you could. I think the only thing that forced your hand was the fact that Mr. Fleming and his team were continuing to press towards a litigation outcome. It was the litigation that produced the result, not some period of time that you guys happened to spend with me as part of that larger litigation.

Finally, I turn to the scope of the benefit. The real benefits here, I think, are twofold. The main one is the vindication of stockholder voting rights. And that's true not just for the Stilwell funds. That's true more broadly. And it's not just true at HopFed. Again, it's actually true potentially more broadly.

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I think there's also a secondary benefit of sunlight hopefully being something of a disinfectant. This is a period of time that if people have a degree of self-awareness, they should not look back at as it having been their finest moment.

Now, I don't know if people have that degree of self-awareness because the affidavit that I got, when there was actually pretty strong evidence about questionable moves with the minutes, was an affidavit expressing righteous indignation about the idea that anyone would ever go so far as to actually accuse somebody of making minutes more favorable to their position. Righteous indignation is the defensive response of people who don't have self-perspective and who operate from a position of privilege where they're essentially used to exercising power and not being held to account.

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So I think that this has been a helpful episode in terms of educating some folks. Again, this isn't me educating. Hopefully Professor Hamermesh did some educating. Hopefully people actually read some case law about whether you could kick a sitting director off a board through a qualification bylaw. Hopefully there was some educating about fiduciary duties. Ideally it would be great if people could look back on this and say "This was not our finest hour, and next time if we are tangling with the Stilwell folks, let's take the moral high road and let's have our good point and use it," which is the idea of the options triggering on a sale. The idea that that isn't a conflict is as specious as some of the things that you told me at the motion to dismiss hearing.

So how about taking the high road and then doing things that respond as fiduciaries to people that maybe aren't pure as the driven snow rather than deciding to outmud them in a mud pie fight?

The other arguments that I've heard about this bylaw is that, "Ah, it really was untethered to any type of practical situation. It was hypothetical," et cetera. That is a simplistic approach that doesn't appreciate how these things operate. A deterrent is the most effective when it never has to be deployed. So if you can adopt this bylaw and create significant uncertainty and threat about whether you're going to get your nominee even past the bylaw, the ideal situation is nobody ever tries because the bylaw has a chilling effect.

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The second great benefit of having this is that somebody looks at it and says, "Oh, man. If I'm going to do this, I've got to litigate this thing. I've got to probably spend half a million to a million dollars going up against a big law firm. I don't know if I'm going to win. And even if I do win, they're going to come in and have plausible arguments that I'd only get $50,000. Why would I even take this shot?"

So this bylaw, by being so impenetrable, by being a horse choker, to use Chancellor Bouchard's phrase, had an effect. It was real. If people had waited until a proxy fight to challenge it, that would have been great for you. You would have trotted out a stronger variant of the laches argument that you deployed today. This was not some hypothetical law school exercise. This was a real-world bylaw with a real-world effect, which is why the board adopted it. They didn't do it just because they thought it would have no effect. They did it in the context of doing other things that create a reasonable inference that they were acting defensively. They didn't do it in some hypothetical maneuver.

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Then the final response in terms of the scope of benefit that I've heard today is that the board of directors did not view this change in language from the original bylaw to the current bylaw as a really big deal. This is an excellent example of making lemonade out of lemons. What really happened here is your guys didn't understand the bylaw, and your guys wanted to run from the mandatory language of the bylaw, just like I had to engage in a linguistic wrestling match to try to understand what your position was on the mandatory language of the bylaw. It's nice now to be able to say, "Well, the directors didn't see it was a big change because they didn't really understand it in the first place." But that actually isn't a good fact. What that shows is they didn't really understand it in the first place, or they were pretending, as you-all were for awhile, that it said something different than it actually said.

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Similarly, the idea that the board went and asked these folks for people that they could nominate, the point of this is to cut off the ability of the stockholder to nominate without going through the board process. The idea that the board invited people to go through its process is speaking to a different path than the bylaw addressed. I do not view that conduct as indicative of the fact that anyone could nominate. I view that conduct as indicative of the fact that the board only wanted people to be able to nominate by going through them, which was part of the entrenching purpose of the bylaw, which, when viewed in the context of this overall saga of actions that I've described for you, is not reassuring.

So this was a meaningful benefit. It is a nonmonetary benefit. Given the fact it's a nonmonetary benefit and no one has had to try to price it otherwise, I will default to quantum meruit. The total amount incurred for this case is reasonable. To spend just north of half a million to get as far as these folks did is reasonable. It is reasonable when compared to the most analogous comparable, which is what the defendants spent for the same litigation. You guys spent two-thirds more, if my math is right. They were at 6. You guys were a little over 1 million. You guys are basically 65 percent more than what they spent.

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Further evidencing the reasonableness of the amount is that this was an arm's length arrangement with their client. This isn't people like the stockholder plaintiffs who only represent people who never have to pay and who can claim to charge a thousand dollars an hour even though nobody in the history of the firm or their practice has ever paid them a thousand dollars an hour. These are people who, if they don't get the recovery, actually had a client that was going to have to pay this amount. And so the fact that there's an arm's length arrangement supports the reasonableness of the fee in this case.

I also consider the fact that this was a normal litigation only until you got to things like the motion to dismiss argument we had and the statements that were made about positions that were taken in discovery. That was not normal.

Given all of that context, the amount that the plaintiffs have requested, I believe, is quite reasonable and I am granting that amount in its entirety.

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I know you filed an order with your motion. My plan was just to grant that. Do you have any questions on anything?

MR. FLEMING: No, Your Honor.

THE COURT: Do you-all have any

questions on anything?

MR. WEIL: No, Your Honor.

THE COURT: All right. Thank you all

for coming in today. I appreciate your time.

MR. SEAMAN: Thank you, Your Honor.

oOo

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CERTIFICATE

I, NEITH D. ECKER, Chief Realtime Court Reporter for the Court of Chancery for the State of Delaware, Registered Diplomate Reporter, Certified Realtime Reporter, do hereby certify that the foregoing pages numbered 3 through 19 contain a true and correct transcription of the rulings as stenographically reported by me at the hearing in the above cause before the Vice Chancellor of the State of Delaware, on the date therein indicated, which were revised by the Vice Chancellor.

IN WITNESS WHEREOF I hereunto set my hand at Wilmington, this 8th day of February 2018.

/s/ Neith D. Ecker
Chief Realtime Court Reporter
Registered Diplomate Reporter
Certified Realtime Reporter

CHANCERY COURT REPORTERS

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SCHEDULE A

On March 16, 2015, Stilwell Value LLC (“Value”) and Joseph Stilwell consented to the entry of an administrative SEC order (the “Order”) that, among other things, alleged civil violations of the Investment Advisers Act of 1940 and certain rules promulgated thereunder for failing to adequately disclose conflicts of interest presented by certain inter-fund loans. No investor suffered monetary loss from the alleged conduct. The Order: (1) required Value and Joseph Stilwell to cease and desist from committing future violations; (2) suspended Joseph Stilwell from association with any broker, dealer, investment adviser, or certain other regulated organizations for a period of twelve months from entry and imposed upon him a $100,000 civil penalty; (3) censured Value and imposed upon it the obligations to repay $239,157 in fees and to pay a $250,000 civil penalty; and (4) required Value to retain an independent monitor for a period of three years from entry to review and assess the adequacy of certain of its policies, procedures, controls, and disclosures. All penalty and repayment obligations set forth in the Order have been fully discharged.